Exhibit 12.1

FastenTech, Inc.

Calculation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended September 30, 2004	Year Ended September 30, 2003	Year Ended September 30, 2002	Year Ended September 30, 2001	Year Ended September 30, 2000
Ratio of Earnings to Fixed Charges	1.3x	0.9x	1.2x	0.8x	0.8x

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include income before taxes and fixed charges (adjusted for interest capitalized during the period). “Fixed charges” include interest, whether expensed or capitalized, amortization of deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals. In fiscal year 2003, 2001 and 2000, earnings were insufficient to cover fixed charges by $1.6 million, $4.6 million and $3.4 million, respectively.